EXHIBIT 99.1

Endeavour Silver Provides 2023 Guidance; Production expected at 5.7 – 6.3 Million oz Silver and 36,000 – 40,000 oz Gold for 8.6 – 9.5 Million oz Silver Equivalent1

VANCOUVER, British Columbia, Jan. 12, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce its consolidated production and cost guidance and its capital and exploration budgets for 2023. All dollar amounts are in US dollars (US$).

2023 Production and Cost Guidance Highlights

In 2023, silver production is expected to range from 5.7 to 6.3 million ounces (oz) and gold production is expected to be between 36,000 oz and 40,000 oz. Silver equivalent production is forecasted to total between 8.6 million and 9.5 million oz at an 80:1 silver:gold ratio.

Consolidated cash costs2 and all-in sustaining costs2 (“AISC”) in 2023 are estimated to be $10.00-$11.00 per oz silver and $19.00-20.00 per oz silver, respectively, net of gold by-product credits. Consolidated cash costs on a per ounce basis are expected to be similar to 2022 and AISC slightly lower as comparable sustaining capital, exploration and general and administrative costs will be allocated over increased production.

“Our 2023 guidance marks our fourth consecutive year of production growth and a 25% increase from the mid-point of last year’s original forecast. Our ongoing operational success is a product of culture and values promoted throughout the Company for safe and sustainable operations, together with improved mineral quality at Guanaceví,” stated Dan Dickson, Endeavour’s CEO. “The combination of higher consolidated throughput and produced ounces allows for similar projected unit costs, amidst an inflationary-challenged landscape. While we continue to see cost pressures in explosives, energy prices and steel, we have also identified efficiencies to mitigate costs.”

Mr. Dickson added, “As we look to the year ahead, our commitment to creating shareholder value will continue by way of organic growth and continued strong operating performance. We are in an enviable position with one development project and multiple advanced exploration projects that provide considerable upside for value creation both near and long term. A development decision on Terronera is expected soon and will redefine our cost profile when production commences. The planned advancement of the Pitarrilla and Parral assets will provide further similar opportunities for growth and value.”

2023 Guidance Summary

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	tpd	1,150 - 1,250	1,150 - 1,250	2,300 - 2,500
Silver production	M oz	5.2 – 5.7	0.5 - 0.6	5.7 – 6.3
Gold production	k oz	15.0 - 17.0	21.0 - 23.0	36.0 - 40.0
Silver Eq production[1]	M oz	6.4 – 7.0	2.2 - 2.4	8.6 – 9.5
Cash costs, net of gold by-product credits[2]	$/oz			$10.00 - $11.00
AISC, net of gold by-product credits[2]	$/oz			$19.00 - $20.00
Sustaining capital[2] budget	$M			$34.7
Development budget	$M			$25.7
Exploration budget	$M			$9.3

Operating Mines

At Guanaceví, 2023 plant throughput will range from 1,150 tonnes per day (tpd) to 1,250 tpd and average 1,200 tpd sourcing from Milache, SCS and El Curso. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions were leased from a third party with no upfront costs, but with significant royalty payments on production. Compared to 2022, mine grades are expected to remain elevated and recoveries are anticipated to be similar in 2023. Cash costs per ounce and direct costs2 on a per tonne basis are expected to be similar to 2022, with an increase in costs offset by both increased processed tonnes and increased production.

In 2023, plant throughput at Bolañitos is expected to range from 1,150 tpd to 1,250 tpd and average 1,200 tpd sourcing from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Mine grades and recoveries are expected to be similar to 2022. Direct costs on a per tonne basis are expected to decrease slightly due to both a reduction in indirect costs and an increase in processed tonnes. Cash costs per ounce are expected to be slightly lower than 2022 due to an increase in gold ounces produced.

Consolidated Operating Costs

2023 cash costs, net of gold by-product credits, are expected to be $10.00-$11.00 per oz of silver produced. Consolidated cash costs on a co-product basis2 are anticipated to be $13.00-$14.00 per oz silver and $1,100-$1,200 per oz gold.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $19.00-$20.00 per oz of silver produced. Excluding non-cash items, AISC are forecast to be in the $18.00-$19.00 range.

Direct operating costs2 per tonne are estimated to be $115-$120 with inflationary pressures expected to continue in 2023. Direct costs2, which include royalties and special mining duties, are estimated to be in the range of $140-$145 per tonne.

Management made the following assumptions in calculating its 2023 cost forecasts: $21 per oz silver price, $1,680 per oz gold price, 20:1 Mexican peso per US dollar exchange rate and a 5% US annual inflation rate.

2023 Capital Budget

	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$14.0 million	$8.9 million	$22.9 million	-	$22.9 million
Bolañitos	$8.2 million	$3.6 million	$11.8 million	-	$11.8 million
Terronera	-	-	-	$25.7 million	$25.7 million
Corporate and Exploration				$2.1 million	$2.1 million
Total	$22.2 million	$12.5 million	$34.7 million	$27.8 million	$62.5 million

Sustaining Capital Investments

In 2023, Endeavour plans to invest $34.7 million in sustaining capital at its two operating mines. At current metal prices, the sustaining capital investments are expected to be paid out of operating cash flow.

At Guanaceví, $22.9 million will be invested in capital projects, the largest of which is 4.5 kilometres of mine development at Milache, SCS and El Curso for an estimated $14.0 million. The additional $8.9 million will go towards improving plant infrastructure, upgrading the mining fleet, and supporting surface site infrastructure.

At Bolañitos, $11.8 million will be invested in capital projects, including $8.2 million for 3.8 kilometres of mine development to access resources in the Plateros-La Luz, Lucero-Karina, and Bolañitos-San Miguel areas. The additional $3.6 million will go to upgrade the mining fleet, plant improvements which include an elevation raise to the tailings dam, and to support site infrastructure.

At Terronera, a $25.7 million development budget has been allocated for the first quarter of 2023 to continue with pre-construction activities. The approval is based on utilizing existing cash on hand and cash flow from operations, ahead of formalized project financing as the Company continues to advance the project. With the ramp up of the procurement phase well underway, the funds will be used for final detailed engineering, assembly of initial project infrastructure, further earthworks pertaining to site clearing, road upgrades and underground mine access development. The Company intends to make a formal construction decision, subject to completion of a financing package and receipt of amended permits, in the coming months, at which time the budget for the remainder of 2023 for the project will be determined.

The Company also plans to spend $2.1 million to maintain exploration concessions, acquire mobile exploration equipment and cover corporate infrastructure.

2023 Exploration Budget

Project	2023 Activity	Drill Metres	Expenditures
Guanaceví	Drilling	7,000	$1.1 million
Bolañitos	Drilling	6,000	$0.9 million
Terronera	Drilling	4,000	$0.7 million
Pitarrilla	Drilling/Evaluation	5,000	$3.1 million
Parral	Drilling/Economic Study	6,000	$1.5 million
Chile - Aida	Drilling	2,000	$0.8 million
Chile - Other	Evaluation	-	$1.0 million
Bruner	Evaluation	-	$0.2 million
Total		30,000	$9.3 million

In 2023, the Company plans to spend $9.3 million drilling 30,000 metres across its properties.

At the Guanaceví and Bolañitos mines, 13,000 metres of drilling are planned at a cost of $2.0 million to replace reserves and expand resources.

At the Terronera development project, 4,000 metres of drilling are planned to test multiple regional targets identified in 2022 to expand resources within the district.

At the Pitarrilla project, management plans to invest $3.1 million on maintenance of the office and camp, underground drilling and evaluation programs, and 500 metres of underground development. The largest portion of the expenditure at Pitarrilla in 2023 relates to ramp fortification costs to continue advancement of a 1 kilometre long tunnel that will be used as a drill platform. The Company plans to drill 5,000 metres to test the high-grade zone (“underground manto”) at various angles from the newly extended and improved ramp.

At the Parral project in Chihuahua state, 6,000 metres of drilling are planned at a cost of $1.5 million to delineate existing resources, expand resources and test new targets. In the second half of the year, the Company expects to initiate a preliminary economic assessment.

In Chile, management intends to invest $0.8 million to drill 2,000 metres to test a manto target with significant silver-manganese-lead-zinc anomalies at surface. Additionally, the Company plans to conduct mapping, sampling and surface exploration on several other exploration projects, estimated to cost $0.7 million including administration costs in the country.

At the Bruner project in Nevada management plans to invest $0.2 million to map and sample new targets.

Technical Disclosure

The scientific and technical information contained in this news release has been reviewed and approved by Dale Mah, P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person under NI43-101.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, VP of Investor Relations
Tel: (604)640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Endnotes

1 Silver equivalent is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS Financial Measures

The Company has included certain performance measures that are not defined under International Financial Reporting Standards (“IFRS”). The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as an indicator of performance. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers with similar descriptions.

Cash costs and cash costs per ounce

Cash costs per ounce is a non-IFRS measure. In the silver mining industry, this metric is a common performance measure that does not have a standardized meaning under IFRS. Cash costs include direct costs (including smelting, refining, transportation and selling costs), royalties and special mining duty and changes in finished goods inventory net of gold credits. Cash costs per ounce is based on ounces of silver produced and is calculated by dividing cash costs by the number of ounces of silver produced.

Cash costs on a co-product and cash costs on a co-product per ounce

Silver co-product cash costs and gold co-product cash costs include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead costs allocated on pro-rated basis of realized metal value. Cash costs on a co-product per ounce is based on the number of either silver or gold ounces produced.

Direct operating costs and direct costs

Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs per tonne include all direct operating costs, royalties and special mining duty.

All-in sustaining costs (“AISC”) and AISC per ounce

This measure is intended to assist readers in evaluating the total cost of producing silver from operations. While there is no standardized meaning across the industry for AISC measures, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council and used as a standard of the Silver Institute. The Company defines AISC as the cash costs (as defined above), plus reclamation cost accretion, mine site expensed exploration, corporate general and administration costs and sustaining capital expenditures. AISC per ounce is based on ounces of silver produced and is calculated by dividing AISC by the number of ounces of silver produced.

Sustaining capital

Sustaining capital is defined as the capital required to maintain operations at existing levels. This measurement is used by management to assess the effectiveness of an investment program.

For further information on reconciliations of Non-GAAP measures, refer to the Non-IFRS Measures section of the Company’s Management’s Discussion & Analysis for the three and nine months ending September 30, 2022, beginning on page 18.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2023 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, the timing and results of various activities including exploration and development, and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities available at www.sedar.com.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.